Exhibit 10.14

August 12, 2003

William C. Wallen, PhD
30 Woods End Drive
Wilton, CT 06897

Dear Bill:

           Allow me to extend my congratulations on behalf of IDEXX Laboratories, Inc., as we offer you the position of Senior Vice President & Chief Science Officer, reporting to me. This position is critically important to our future success and represents an outstanding opportunity for significant impact on IDEXX. We look forward to working with you and adding your skills and perspective to the strong leadership team already in place.

           The specific terms and conditions of your employment will be in accordance with Company policies and our discussions to date and are as follows:

1.	Compensation

$340,000 annualized. Performance reviews to be conducted on IDEXX’s annual calendar year cycle, with consideration for merit increase at the conclusion of 2004.

2.	Bonus

Annual consideration for bonus based on performance against agreed-upon objectives and consistent with guidelines for Senior Vice President level (currently 70% of base salary at plan levels), typically paid in February of the year following the year in which earned. Predetermined bonus of $238,000 for 2003 to be paid in February of 2004. IDEXX policy states payment is contingent upon employment through date of bonus payment.

3.	Equity Incentive

Option to purchase 110,000 shares of IDEXX Common Stock subject to equal annual vesting over five years and exercisable at the market price as of the date of the grant. This grant reflects a signing award as well as the award that would otherwise have been granted in February of 2004. All stock options are subject to the terms of the applicable stock option agreements and the Company’s stock incentive plan. Consideration for additional equity incentive compensation beginning in early 2005 as part of annual performance review and recognition process consistent with guidelines for Senior Vice President level.

4.	Signing bonus

$75,000 included in first paycheck. In the event that you resign from IDEXX within the first six months of employment and we have not asked for your resignation, the amount of the signing bonus is to be repaid at 100%.

William C. Wallen, PhD	8/12/03

5.	IDEXX Retirement and Incentive Savings Plan - (401K Plan)

Eligible to enroll in IDEXX’s Retirement and Incentive Savings Plan (401(k)) the first of the month after completing one month of employment. Beginning the first of the month after six months of continuous employment, IDEXX will match $.50 on the dollar for the first 6% that you contribute to your 401(k).

6.	IDEXX Employee Stock Purchase Plan - (ESPP)

Eligible to enroll in the ESPP after one month of employment prior to an enrollment date. Enrollments are held twice a year (January and July).

7.	Employee Assistance Program - (EAP)

Eligible for referral services in the EAP after one month of employment prior to an enrollment date. Enrollments occur the first of each month.

8.	Insurance Benefits

a.	Health - Contributory programs available for you and your family effective on the first of the month following one month of employment.

b.	Dental - Contributory program available for you and your family effective on the first of the month following one month of employment.

c.	Basic Life - Two times annual salary at no cost to employee.

d.	Basic Accidental Death & Dismemberment - Two times annual salary at no cost to employee.

e.	Supplemental Life - Optional contributory increments of term life (1x, 2x or 3x of annual salary) in addition to Basic Life.

f.	Dependent Life - Term life insurance for employee’s spouse and children.

g.	Short Term Disability - 80% of salary (on 6th day of absence) up to 90 days.

h.	Long Term Disability - 70% salary protection after a 12-week absence.

9.	Flexible Spending Accounts

Optional accounts that provide the ability to save taxes on money spent for childcare or uninsured medical expenses.

10.	Vacation

25 days per year (pro-rated for first calendar year).

11.	Tuition Assistance

Eligible for tuition assistance after 6 months of employment; reimbursement percentage based on class grade.

William C. Wallen, PhD	8/12/03

12.	Relocation

Reimbursement of relocation expenses covered under IDEXX’s relocation policy of up to $125,000. IDEXX Human Resources will manage the relocation process. Please refer to the attached Relocation Policy for guidelines. In the event that you resign from IDEXX within the first six months of employment and we have not asked for your resignation, the amount of the relocation allowance is to be repaid at 100%. In the event that you resign from IDEXX during months 7 through 18 of your employment and we have not asked for your resignation, you must repay pro rata the relocation allowance according to your dates of service.

13.	Severance

If your employment is terminated at any time by the Company other than for cause (as defined below), for a period of two years following such termination the Company will continue to pay your base salary and provide you with benefits equivalent to those received by you prior to termination. For these purposes, “cause” is defined as (a) willful, material misconduct; (b) gross negligence in the performance of your duties on behalf of the Company; or (c) a breach of either your invention and non-disclosure agreement or non-compete agreement with the Company.

The Company will have the option to make such payments in a lump sum and, if the Company cannot provide you with the same benefits that you received while you were employed by the Company due to eligibility restrictions under the applicable plans, then the Company may pay you a sum of money that, net of all applicable tax withholdings, is sufficient to allow you to purchase equivalent benefits.

14.	Executive Employment Agreement

You will be protected under an Executive Employment Agreement (attached) providing certain benefits applicable following a change in control of the Company.

15.	Other terms

The attached Non-Compete Agreement, Invention and Non-Disclosure Agreement and Code of Ethics describe other important terms and conditions of employment for all IDEXX employees. These agreements must be executed prior to receipt of any confidential company information and, at the latest, upon commencement of employment at IDEXX.

William C. Wallen, PhD	8/12/03

          This letter supersedes any and all prior communications, written, oral or electronic, between you and any IDEXX employee or agent regarding the terms of your employment by IDEXX or any of its subsidiaries. This letter shall not constitute a contract of employment. This offer is subject to satisfactory completion of appropriate reference checks, and the approval of the Compensation Committee of the Board. By signing below, you consent to our contacting your former employers and other references concerning your work experience, character, and background.

          Please sign and return a copy of this letter to me by August 19, 2003. In the meantime, please do not hesitate to call me if you have any questions, and again, congratulations!

Sincerely,

/s/Jonathan W. Ayers
Chief Executive Officer

Attachments (Three Agreements, Relocation Policy, Benefits Summary, Code of Ethics)

Accepted By:

/s/William C. Wallen	8/15/2003

William C. Wallen	Date

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